Vizsla Hits 300 Metres to the South of
Napoleon, Doubling the Length, with 4.46
Metres at 2,758 g/t Ageq

(VZLA-TSX-V)

VANCOUVER, BC, April 14, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from step out drilling at the southern extension of the Napoleon prospect. These holes extend the mineralization by over 300 metres to the south of the previously reported results to double the drilled strike length of the Napoleon prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. Napoleon has been mapped for over two and half kilometres of strike and has four drill rigs turning on the vein.

Highlights

NP-21-94

  2,758 g/t silver equivalent (889.6 grams per tonne ("g/t") silver, 19.99 g/t gold, 0.71% lead and 1.76% zinc) over 4.46 metres ("m") true width from 221.9 m including;
        12,262 g/t silver equivalent (3,803.6 g/t silver, 91.91 g/t gold, 1.50 % lead and 3.48% zinc) over 0.92 m true width from 225.1 m

NP-21-90

  861 g/t silver equivalent (105.9 grams per tonne ("g/t") silver, 7.28 g/t gold, 0.70% lead and 2.87% zinc) over 1.92 metres ("m") true width from 192.3 m including;
         1,089 g/t silver equivalent (130.7 g/t silver, 9.39 g/t gold, 0.76 % lead and 3.15% zinc) over 1.45 m true width from 192.3 m

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Vizsla President and CEO Michael Konnert commented: "We now have high-grade drill results for 570 metres of the two and half kilometre strike on Napoleon. With four rigs turning, this vein is growing into a substantial area of mineralization but is only one vein in an entire vein field that we have available to explore. The Napoleon vein is building the initial body of mineralization that will be the platform for the Company's transition from explorer to producer. With the El Coco mill under option, we have commenced studies into metallurgy, engineering, mill upgrades and tailings reprocessing opportunities to expedite the short-cut to production that is so unique to Vizsla's opportunity at Panuco."

Figure 1: Longitudinal section of the greater Napoleon Vein Corridor (CNW Group/Vizsla Silver Corp.)

Figure 1: Longitudinal section of the greater Napoleon Vein Corridor.

Figure 2: Longitudinal section from the main Napoleon prospect with all new holes labelled and selected intersections shown. (CNW Group/Vizsla Silver Corp.)

Figure 2: Longitudinal section from the main Napoleon prospect with all new holes labelled and selected intersections shown.

Figure 3: Cross section through most southerly holes at Napoleon. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section through most southerly holes at Napoleon.

Complete table of Napoleon drill hole intersections

			Down	EST.
Drillhole	From	To	Hole	True	Gold	Silver	Lead	Zinc	Silver Equivalent	Comment
			Length	Width

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-90	192.3	194.75	2.45	1.92	7.28	105.9	0.70	2.87	861.0
Incl.	192.3	194.15	1.85	1.45	9.39	130.7	0.76	3.15	1,088.8
NP-21-94	221.9	228.7	6.8	4.46	19.99	889.6	0.71	1.76	2,757.7
Incl.	225.1	226.5	1.4	0.92	91.91	3,803.6	1.50	3.48	12,261.7

Table 1: Downhole drill intersections from the holes completed at the south end of the Napoleon Zone on the Napoleon Vein Corridor. Hole numbers are non-sequential due to additional drilling along the vein corridor, every hole with assays received has been reported.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Napoleon Drilling Detail

Recent drilling extends the mineralization of the main Napoleon zone by over 300 metres to the south. Hole NP-21-94 cut the structure with a true width of 4.46 metres and a grade of 2,758 g/t silver equivalent. On the same section hole NP-21-90 returned a true width of 1.92 metres with a grade of 861 g/t silver equivalent. Holes NP-21-99 and NP-21-102 also intersected the vein on the same fan and are pending assay results.

The vein has been intersected in four holes on section (Figure 3) and two additional holes on a fan located 50 metres to the south. When combined with the vein that has been intercepted in systematic drilling between holes NP-21-90, NP-21-94 and previously reported drilling (Figure 2) , the Company believes there is very strong potential for a continuous body of mineralization over the entire 570 metre strike length. Assays remain pending for the eleven holes in the gap and drilling is ongoing in this area.

Figure 4: Plan map showing location of drill holes, mapped veins and surface sampling at the Napoleon zone on the Napoleon Vein Corridor. Labels shown for reported holes. Inset shows detail of Napoleon's drill collar locations (CNW Group/Vizsla Silver Corp.)

Figure 4: Plan map showing location of drill holes, mapped veins and surface sampling at the Napoleon zone on the Napoleon Vein Corridor. Labels shown for reported holes. Inset shows detail of Napoleon's drill collar locations

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-21-90	403,503	2,586,975	426	-51	259	255
	NP-21-94	403,503	2,587,975	426	-59	259	279
	NP-21-99	403,503	2,587,975	426	-64	259	333
	NP-21-102	403,503	2,587,975	426	-69	259	363

Table 2:  Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

 View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/April2021/14/c0492.html

%SEDAR: 00045314E

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327,

Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 14-APR-21